February 26, 2014

VIA EDGAR CORRESPONDENCE

James E. O’Connor

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Dodge & Cox Funds Preliminary Proxy Statement
(File Nos. 2-11522; 811-173)

Dear Mr. O’Connor:

I am writing on behalf of Dodge & Cox Funds (the “Funds,” with each series being referred to as a “Fund”) in response to oral comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on February 13, 2014 with respect to the Funds’ preliminary proxy statement, which was filed with the Commission on Schedule 14A.

The Staff’s comments and our responses are discussed below.

Comment 1: Given that the proxy statement already contains several proposals to remove or amend fundamental investment policies of the Funds that Dodge & Cox and the Board of Trustees of the Funds believe are outdated, please consider adding a proposal to update and amend the Funds’ industry concentration policy to apply the concentration test as a percentage of a Fund’s net assets rather than total assets.

Response: We respectfully decline the Staff’s request to add to the proxy a proposal for a shareholder vote to update and amend the Funds’ industry concentration policy. We do not, however, object to applying the Funds’ industry concentration test as a percentage of a Fund’s net assets rather than total assets, and are adopting an operating policy for the Funds to test for industry concentration using a Fund’s net assets rather than total assets as the denominator.

The practical effect of this new operating policy should not be material given the minor differences between a Fund’s total and net assets. In addition, in every case where a Fund is in compliance with the new industry concentration operating policy based on net assets, it will also be in compliance with (and will not deviate from) the existing fundamental investment policy based on total assets, given that a test based on net assets uses a (slightly) smaller denominator and is therefore more constraining.1

[1]	See Section 13(a)(3) of the Investment Company Act (requiring shareholder approval to deviate from a fundamental policy); see also Investment Company Names, Investment Company Act Release No. 22530, at n. 49 (Feb. 27, 1997) (62 FR 10955, 10960-10961 n. 49 (Mar. 10, 1997)) (Investment Company Names Proposing Release) (discussing whether funds need shareholder approval to adopt an 80% fundamental investment policy when they have an existing 65% fundamental investment policy); Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 1 (modified Dec. 4, 2001) (available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm) (elaborating on the Investment Company Names Proposing Release regarding adoption of an 80% fundamental investment policy). Indeed, we do not believe that a shareholder vote would be required to adopt a new fundamental investment policy to test industry concentration based on net assets because such a policy would not “deviate from” the existing industry concentration policy based on total assets, as described above.

Comment 2: Please state whether the Funds have a formal diversity policy used by the nominating committee in the selection of nominees for director, as required by section 407(c)(2)(vi) of Regulation S-K, which is referenced in Item 22(b)915(ii)(A) of Schedule 14A.

Response: The Funds’ preliminary proxy statement noted that the Funds’ Board and its Nominating and Governance Committees select Independent Trustees “with a view toward maintaining a Board that is diverse in viewpoint, experience, education, and skills.” To address the Staff’s comment, in the definitive proxy statement we have modified the sentence so that it now reads as follows: “While the Nominating and Governance Committees have not adopted a specific policy on diversity in identifying nominees, they consider the qualifications, skills, attributes, and experience of the current Board members of the Funds, with a view toward maintaining a Board that is diverse in viewpoint, experience, education, and skills.”

Comment 3: Please clarify the methods for changing a proxy vote that has already been cast, other than attending the meeting in person.

Response: The Funds’ preliminary proxy statement clearly stated in several locations that a proxy could be revoked, but did not consistently describe the process for revoking a proxy, which could potentially lead to shareholder confusion. To address the Staff’s comment, we have modified and clarified the language used to discuss revocation of a proxy so that it is consistent throughout the document. The first discussion of revocation appears in the Notice of Meeting and now says the following: “You may revoke your proxy at any time by executing a proxy bearing a later date or by attending and voting at the Meeting . . . .” Other mentions of revocation are similarly clear and simple.

* * * * *

In connection with responding to the Staff’s comments, we hereby acknowledge that:

•	the Funds are responsible for the adequacy and the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	if an inquiry or investigation is currently pending or threatened by the Commission and if the Commission subsequently, in order to protect its investigative position, so requests, the Funds will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is or is not an inquiry or investigation currently pending or threatened involving the Funds.

We trust that the above adequately addresses your comments and concerns. Please do not hesitate to contact the undersigned at 415-274-9372 if you have any questions concerning the foregoing.

Sincerely,

/s/ Glen S. Guymon

Glen S. Guymon

Vice President and Senior Counsel, Dodge & Cox

Assistant Vice President, Dodge & Cox Funds